UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 1-3215

JOHNSON & JOHNSON
SAVINGS PLAN
(Full title of the Plan)
JOHNSON & JOHNSON
ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NEW JERSEY 08933
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

REQUIRED INFORMATION
Item 4. Financial Statements and Exhibits
Financial statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed below in lieu of the requirements of Items 1 to 3.

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule*:

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

*	Other supplemental schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, (“ERISA”) as amended, have been omitted because they are not required or are not applicable.
Exhibits:
23.	Consent of PricewaterhouseCoopers LLP, dated June 23, 2008

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JOHNSON & JOHNSON SAVINGS PLAN
By:	/s/ Kaye Foster-Cheek
Kaye Foster-Cheek
Chairman, Pension Committee

June 23, 2008

JOHNSON & JOHNSON SAVINGS PLAN

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2007 AND 2006

Johnson & Johnson
Savings Plan
Index to Financial Statements and Supplemental Schedule
December 31, 2007 and 2006

*	Other supplemental schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not required or are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants, the Pension Committee and the
Compensation & Benefits Committee of the
Johnson & Johnson Savings Plan:
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Johnson & Johnson Savings Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Florham Park, New Jersey
June 20, 2008

Johnson & Johnson
Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets
Interest in Johnson & Johnson Pension and Savings Plans Master Trust, at fair value	$7,530,146,042	$7,047,873,909
Participant loans	77,047,288	72,825,166

Total investments	7,607,193,330	7,120,699,075

Receivables
Employee contributions	751	15,532,836
Employer contributions	2	5,364,112

Total receivables	753	20,896,948

Total assets	7,607,194,083	7,141,596,023

Liabilities
Accrued expenses	5,286,843	1,741,760

Total liabilities	5,286,843	1,741,760

Net assets available for benefits, at fair value	7,601,907,240	7,139,854,263

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(13,229,380)	4,090,181

Net assets available for benefits	$7,588,677,860	$7,143,944,444

The accompanying notes are an integral part of these financial statements.

Johnson & Johnson
Savings Plan
Statement of Changes in Net Assets Available for Benefits
December 31, 2007

2007
Additions to net assets attributed to
Investment Income
Plan’s interest in the Johnson & Johnson Pension and Savings Plans Master Trust net investment income	$359,827,467

Contributions
Employee contributions	470,745,576
Employer contributions	161,628,908

Asset transfers due to plan mergers	8,354,225

Total additions	1,000,556,176

Deductions from net assets attributed to
Benefits paid to participants	534,980,545
Administrative expenses	20,842,215

Total deductions	555,822,760

Net increase/(decrease)	444,733,416

Net assets available for benefits
Beginning of year	7,143,944,444

End of year	$7,588,677,860

The accompanying notes are an integral part of these financial statements.

Johnson & Johnson
Savings Plan
Notes to Financial Statements
1.	Description of the Plan

General

The Johnson & Johnson Savings Plan (the “Plan”) is a participant directed defined contribution plan which was established on June 1, 1982 for eligible salaried and non-union hourly employees of Johnson & Johnson (“J&J” or the “Company”) and certain domestic subsidiaries. The Plan was designed to enhance the existing retirement program of eligible employees. The funding of the Plan is made through employee and Company contributions. As of January 1, 2003, the Johnson & Johnson Savings Plan Trust and Johnson & Johnson Pension Trust Fund merged to form a single Master Trust, the Johnson & Johnson Pension and Savings Plans Master Trust (the “Trust”). The Plan’s interest in the Trust is allocated to the Plan based upon the total of each participant’s share in the Trust.

This brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for complete information.

Contributions

In general, full-time salaried employees and certain non-union hourly, part-time and temporary employees can contribute to the Plan, as there is no service requirement for employee contributions.

Contributions are made to the Plan by participants through payroll deductions and by the Company on behalf of the participants. Participating employees may contribute a minimum of 3% up to a maximum of 35% of eligible pay, as defined by the Plan. Contributions can be pre-tax, post-tax or a combination of both. Pre-tax contributions may not exceed the smaller of (i) 35% of a participant’s base salary or (ii) $15,500 for 2007. The maximum contributions to a participant’s account including participant pre-tax and post-tax contributions and the employer match is $45,000 for 2007.

Effective July 1, 2002, participants age 50 and over are eligible to contribute extra pre-tax contributions (“catch-up contribution”) above the annual IRS limitations up to $5,000 in 2007. Participants can elect an amount to be contributed from each paycheck as their catch-up contribution. This amount will be in addition to the pre-tax and post-tax contribution percentages that participants have elected.

After one year of service, participants receive an employer matching contribution equal to 75% of the first 6% of a participant’s contributions. The employer matching contribution is composed of cash and invested in the current investment fund mix chosen by the participant.

Investments

Participants may invest in one or more of the nine investment funds offered by the Plan. The investment mix chosen by the participant will apply to employee and Company matching contributions. Rollover contributions are invested at the election of the participant.

In the third quarter of 1998, J&J incorporated a “dividend pass-through” feature into the Plan. Up through 2001, the pass-through was distributed to each participant via check. Effective January 1, 2002, dividends are automatically reinvested in the Johnson & Johnson Stock

Johnson & Johnson
Savings Plan
Notes to Financial Statements
Fund unless specific elections are made to receive payment via check. Participants who had their dividends reinvested in the Johnson & Johnson Stock Fund had an opportunity in early 2002 to receive those 2001 dividends in cash. The eligibility to receive a dividend pass-through is contingent on the ownership of shares in the Johnson & Johnson Stock Fund, which includes shares owned in the Employee Stock Ownership Plan Fund (“ESOP”). The 2007 dividend pass-through amount paid to participants of $3,880,172 is reflected as benefits paid to participants in the Statement of Changes in Net Assets Available for Benefits.
For all other funds, the Trustee reinvests all dividend and interest income.
Vesting
A participant’s interest in his/her account, including participant contributions, Company contributions and earnings thereon, will be at all times fully vested. As a result, there are no forfeitures under the Plan.
Payment of Benefits
Benefits are paid to participants upon termination of employment, long-term disability or retirement. Participants can elect to defer payment until age 70 1/2 if account balances are greater than $5,000. Distributions are paid either in a lump sum payment or installment payments made on a monthly, quarterly, or annual basis. Installment payments are made over a period of years selected by the participant.
A participant’s account may be distributed to his/her beneficiaries in lump sum, in installments or maintained in the Trust upon the participant’s death only if the beneficiary is a spouse. Otherwise, it is paid to the beneficiary in a lump sum.
Participants are allowed to withdraw an amount equal to their pre-August 1, 2003 post-tax contributions and earnings thereon, and unmatched post-tax contributions made after August 1, 2003 by the employee and earnings thereon, at any time. Participants may withdraw pre-tax contributions, post-tax matched contributions, and the employer match after August 1, 2003, only upon meeting certain hardship conditions. The benefits to which participants are entitled are the amounts provided by contributions (Company and participant) and investment earnings thereon, including net realized and unrealized gains and losses which have been allocated to the participant’s account balance. Participants have the option of receiving all or part of their balance in the Johnson & Johnson Stock Fund as either cash or in shares of Johnson & Johnson Common Stock (plus cash for fractional shares) for lump sum distributions other than a hardship.
Administrative Expenses
All third-party administrative expenses are paid by the Plan, unless otherwise provided for by the Company.
Participant Loans
Participants may borrow up to a maximum of 50% of their account balance. The minimum loan amount is $1,000 and the maximum amount of all outstanding loans cannot exceed $50,000. Loans bear an interest rate of prime plus 1% and are repayable within one to five years. Due to acquisitions, there are some existing loans extending beyond five years, which must be allowed to continue, once transferred into the Johnson & Johnson Savings Plan. The collateralized balance in the participant’s account bears interest at rates that range from 3.8% to 11.33%. Principal and interest is paid

Johnson & Johnson
Savings Plan
Notes to Financial Statements
ratably through payroll deductions for active employees. Loans must be paid within two months following retirement or termination of employment with the Company. If the loan is not repaid in full, the unpaid balance, plus accrued interest, will be deducted from the participant’s account balance and reported to the IRS as a distribution.
Termination
Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a partial or full Plan termination, all Plan funds must be used exclusively for the benefit of the Plan participants, in that each participant would receive the respective value in their account.
2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition of the Trust

The Plan’s interest in the Trust is stated at fair value. The majority of the securities are traded on a national securities exchange and are valued at the last reported sales price on the last business day of the year. Securities not traded on a national securities exchange are valued using external pricing vendors, which may include the investment manager. Estimated fair market value for these securities, primarily fixed income, are typically made using pricing matrices or models. Where readily available, multiple pricing sources are used by the custodian bank to verify these estimates.

As the investment funds contain various underlying assets such as stock and short-term investments, the participant’s account balance is reported in units of participation, which allows for immediate transfers in and out of the funds. The purchase or redemption price of the units is determined by the Trustee, based on the current market value of the underlying assets of the funds. Each fund’s net asset value is the value of a single unit, which is computed by adding the value of the fund’s investments, cash and other assets, and subtracting liabilities, then dividing the result by the number of units outstanding.

Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on the sale of investment securities are determined on the average cost method. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Net Appreciation (Depreciation)

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the Plan’s interest in the net appreciation (depreciation) of the fair value of investments held in the Trust, which consists of unrealized appreciation (depreciation) of the underlying investments and realized gains and losses on sales of investments.

Payment of Benefits

Benefits are recorded when paid.

Johnson & Johnson
Savings Plan
Notes to Financial Statements
Derivatives
The Trust will invest in securities from time to time that are denominated in currencies other than the U.S. dollar. To hedge against adverse changes in foreign exchange rates relating to non-U.S. dollar denominated investments, the Trust may enter into forward foreign exchange contracts. Forward foreign exchange contracts qualify as a derivative under Statement of Financial Accounting Standard, Accounting for Derivative Instruments and Hedging Activities (“SFAS No. 133”). The holder is exposed to credit risk for nonperformance and to market risk for changes in interest and currency rates. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the Statements of Net Assets Available For Plan Benefits. The Trust attempts to mitigate this credit risk by utilizing the same policies in making commitments and conditional obligations as it does for on-balance sheet instruments, and through structured trading with reputable parties and continual monitoring procedures. Accordingly the Trust does not anticipate losses for nonperformance. The Trust does not require collateral or other security to support forward foreign exchange contracts. The Trust accounts for forward foreign exchange contracts at fair value. The Trust had forward exchange contracts outstanding at December 31, 2007 and 2006 in various currencies. At December 31, 2007 and 2006, the notional amount outstanding for these contracts in the Trust was $7,090,172 and $3,162,281, respectively, and the net currency (loss)/gain recognized during 2007 and 2006 by the Trust was $31,996 and ($94,770) respectively. The Trust held no other material derivative financial instruments at December 31, 2007 and 2006.
Fair Value Measurements
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The statement is effective for fiscal years beginning after November 15, 2007 and the Plan will adopt the statement and become effective in 2008. The Plan believes that the adoption of SFAS No. 157 will not have a material effect on its Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.
Use of Estimates
The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for various investment options in funds which can invest in a combination of equity, fixed income securities and other investments. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Johnson & Johnson
Savings Plan
Notes to Financial Statements
Reporting of Fully Benefit-Responsive Investment Contracts
On December 29, 2005, the FASB released FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), which became effective for the Plan on December 31, 2006. The FSP requires that investment contracts held by a defined-contribution plan be reported at fair value. However, contract value is the relevant measurement criteria for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Johnson & Johnson
Savings Plan
Notes to Financial Statements
3.	Investments in Plan Trust

Effective January 1, 2003, the assets of the Plan are maintained in the Johnson & Johnson Pension and Savings Plans Master Trust. The Plan holds approximately 51.94% and 52.65%, respectively, of the Trust’s net assets as of December 31, 2007 and 2006. The Plan’s sole investment is its interest in the Trust and therefore is greater than 5% of Plan assets.

Net assets, income, and expenses are allocated to the Plan based on the total of each participant’s share in the respective funds.

The following table represents the total value of investments in the Trust:

	As of December 31,
	2007	2006
Investments at fair value
Short term investment funds	$605,589,905	$538,645,020
U.S. Government and Agency securities	1,004,959,948	1,086,336,359
Corporate debt	585,744,054	489,780,887
Preferred stock	13,447,079	11,726,687
Common stock	8,706,451,063	8,535,090,404
Common Collective Trusts	2,394,683,035	1,710,530,369
Equities and other	211,810,333	155,487,707
Deposits in group annuity contracts and synthetic GICs	1,130,884,176	1,063,517,625

Total Trust investments at fair value	14,653,569,593	13,591,115,058

Receivables	120,905,382	105,521,725
Liabilities	(299,589,886)	(308,776,008)

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(13,390,868)	4,133,018

Net assets held in the Trust	$14,461,494,221	$13,391,993,793

Johnson & Johnson
Savings Plan
Notes to Financial Statements
The net investment income of the Johnson & Johnson Pension and Savings Plans Master Trust was composed of the following:

For the
Year Ended
December 31,
2007
Net appreciation/(depreciation) in fair value of investments
Short term investment funds	$39,548,410
U.S. Government and Agency securities	16,063,669
Corporate debt	319,586
Preferred stock	(241,552)
Common stock	322,073,698
Common Collective Trust	160,001,187
Equities and other	14,174,568

551,939,566

Interest	169,127,618
Dividends	231,147,530

Net investment income	$952,214,714

4.	Guaranteed and Synthetic Investment Contracts

The Trust holds investments in traditional and synthetic guaranteed investment contracts (GICs). The weighted average insurance financial strength rating of the insurers for these contracts is AA. These investments are recorded at their fair values. The traditional GICs’ contract value represents contributions made under the contract and reinvested income, less any withdrawals. The synthetic GICs are recorded at the wrapper contract value, which represents the value of the underlying assets owned by the Trust plus the amount designed to smooth the impact of normal market fluctuations on those assets. Both the traditional and synthetic GICs are fully benefit-responsive. Participants may under most circumstances direct the withdrawal or transfer of all or a portion of their investment at contract value. Currently no reserves are needed against contract values for credit risk of the contract issuers or otherwise.

The traditional GICs provide a fixed return on principal over a specified period of time through fully benefit-responsive contracts issued by an insurance company, which are backed by the general account of that insurer. The contract value of the traditional GICs was $668,248,591 and $690,625,785 at December 31, 2007 and 2006, respectively. The fair value of the traditional GICs, as determined by using discounted cash flows, was $676,465,649 and $685,036,934 at December 31, 2007 and 2006, respectively.

The synthetic GIC provides a return over a period of time through a fully benefit-responsive contract, or wrapper contract, which is backed by the underlying assets owned by the Trust. The portfolio of assets, overall of AA+ credit quality, underlying the synthetic GIC includes mortgages, corporate, and United States Treasury Notes and Bonds. The contract value of the synthetic GIC was $449,244,716 and $377,024,858 at December 31, 2007 and 2006, respectively. The fair value of the synthetic GICs, as determined by using discounted cash flows, was $454,418,527 and $378,480,691 at December 31, 2007 and 2006, respectively.

Johnson & Johnson
Savings Plan
Notes to Financial Statements
The crediting interest rates for the synthetic GIC is calculated on a quarterly basis using the contract value, and the market value, yield and duration of the underlying securities, and cannot be less than zero. The crediting interest rates for the traditional GICs are agreed to in advance with the issuer. The crediting interest rate for the contracts at December 31, 2007 and 2006 was 5.03% and 4.53%, respectively. Effective April 2007, the crediting rate is calculated on a monthly basis, and no longer on a quarterly basis. In the event of extreme changes in interest rates, the crediting rate may be adjusted to reflect current market conditions.
Key factors that could influence future average interest crediting rates include, but are not limited to: participant directed cash flows; changes in interest rates; total return performance of the fair market value bond strategies underlying the synthetic GIC contract; default or credit failures of any of the securities, investment contracts, or other investments held in the Plan; the initiation of an extended termination (immunization) of the synthetic GIC contract.
The average market value yield of the contracts for 2007 and 2006 was 4.86% and 4.35%, respectively (calculated by taking the average of the monthly market value weighted yields of the investments). The average yield earned by the contracts that reflects the actual interest credited to participants for 2007 and 2006 was 4.80% and 4.40%, respectively (calculated by dividing annualized earnings credited to participants by the market value of the Interest Income Fund).
There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract value. Specific coverage provided by each traditional GIC and synthetic GIC may be different from each issuer, and can be found in the individual traditional GIC or synthetic GIC contracts held by the Plan. Examples of such events include: the Plan’s failure to qualify under the Internal Revenue Code of 1986 as amended; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing Plan by the plan sponsor, the introduction of a competing investment option, or other Plan amendment that has not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from this investment option; events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations. The Plan Fiduciaries do not believe that the occurrence of any of the aforementioned events, which would limit the Plan’s ability to transact with the issuer of a GIC at its contract value with participants, is probable.

Johnson & Johnson
Savings Plan
Notes to Financial Statements
5.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 31, 2002, that the Plan and the Trust are in compliance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.	Related Party Transactions

Certain Plan investments are shares of institutional commingled funds managed by State Street Global Advisors, a division of State Street. State Street is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2007 the total market value of investments in the institutional commingled funds for the Plan managed by State Street was $993,586,195.

The Plan also invests in shares of the Company, which is managed by State Street Global Advisors. The Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2007 the market value of investments in the Johnson & Johnson Common Stock Fund managed by State Street was $1,623,282,402.

7.	Assets Transfer

As a result of business acquisitions by the Plan Administrator, the following transfers into the Plan were completed. In February 2007, the net assets of the Animas Corporation Retirement Savings Plan in the amount of $5,654,724 were transferred into the Plan. In December 2007, the net assets of the Conor MedSystems, Inc. 401 (k) Plan in the amount of $2,699,501 were transferred into the Plan. These transfers into the Plan are reflected in the Statement of Changes in Net Assets Available for Benefits.

Johnson & Johnson
Savings Plan
Notes to Financial Statements
8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$7,588,677,860	$7,143,944,444
Amounts allocated to withdrawing participants	(2,088,684)	(1,410,402)
Adjustment of synthetic GIC value from contract value to fair value	5,111,416	1,440,744

Net assets available for benefits per the Form 5500	$7,591,700,592	$7,143,974,786

Year Ended
December 31,
2007
Benefits paid to participants per the financial statements	$534,980,545

*Add: Amounts allocated to withdrawing participants at December 31, 2007	2,088,684

Less: Amounts allocated to withdrawing participants at December 31, 2006	(1,410,402)

Benefits paid to participants per the Form 5500	$535,658,827

* Amounts allocated to the withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, 2007 but not yet paid as of that date.

Johnson & Johnson
Savings Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

	Description of Investment
	Including Maturity Date,
Identity of Issue, Borrower, Lessor,	Rate of Interest, Collateral,		Current
or Similar Party	Par or Maturity Value	Cost	Value

Plan’s interest in the Trust	Plan’s interest in the Johnson & Johnson Pension and Savings Plans Master Trust	—	$7,530,146,042

*Participant loans	Interest rates ranging from 3.8% to 11.33% Maturities ranging from 2008-2035	—	77,047,288

*	Represents party-in-interest transactions.